Registration No. 333-264918

1940 Act No. 811-05903

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.Exact name of trust:

FT 10161

B.Name of depositor:

FIRST TRUST PORTFOLIOS L.P.

C.Complete address of depositor's principal executive offices:

120 East Liberty Drive

Suite 400

Wheaton, Illinois 60187

D.Name and complete address of agents for service:

Copy to:

JAMES A. BOWEN	ERIC F. FESS
c/o First Trust Portfolios L.P.	c/o Chapman and Cutler LLP
120 East Liberty Drive	320 South Canal Street
Suite 400	27th Floor
Wheaton, Illinois 60187	Chicago, Illinois 60606

E.Title and Amount of Securities Being Registered:

An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.Approximate date of proposed sale to public:

As soon as practicable after the effective date of the Registration Statement.

|X|	Check box if it is proposed that this filing will become effective on June 10, 2022 at 2:00 p.m. pursuant to Rule 487.

________________________________

                SkyBridge Digital Innovation Portfolio, Series 6

                                    FT 10161

FT 10161 is a series of a unit investment trust, the FT Series. FT 10161 consists of a single portfolio known as SkyBridge Digital Innovation
Portfolio, Series 6 (the "Trust"). The Trust invests in a diversified portfolio of common stocks ("Securities"). The Trust seeks above-average capital appreciation.

THE SECURITIES AND EXCHANGE COMMISSION ("SEC") HAS NOT APPROVED OR DISAPPROVED
OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY
REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 FIRST TRUST(R)

                                  800-621-1675

                  The date of this prospectus is June 10, 2022

                               Table of Contents

Summary of Essential Information                                            3
Fee Table                                                                   4
Report of Independent Registered Public Accounting Firm                     5
Statement of Net Assets                                                     6
Schedule of Investments                                                     7
The FT Series                                                               8
Portfolio                                                                   9
Risk Factors                                                                9
Public Offering                                                            13
Distribution of Units                                                      15
The Sponsor's Profits                                                      16
The Secondary Market                                                       17
How We Purchase Units                                                      17
Expenses and Charges                                                       17
Tax Status                                                                 18
Retirement Plans                                                           20
Rights of Unit Holders                                                     20
Income and Capital Distributions                                           21
Redeeming Your Units                                                       21
Investing in a New Trust                                                   22
Removing Securities from the Trust                                         23
Amending or Terminating the Indenture                                      24
Information on SkyBridge Capital II, LLC, the Sponsor,
  Trustee and Evaluator                                                    24
Other Information                                                          25

                  Summary of Essential Information (Unaudited)

                SkyBridge Digital Innovation Portfolio, Series 6
                                    FT 10161

    At the Opening of Business on the Initial Date of Deposit-June 10, 2022

                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York Mellon
                 Evaluator:   First Trust Advisors L.P.
      Portfolio Consultant:   SkyBridge Capital II, LLC

Initial Number of Units (1)                                                                                       16,858
Fractional Undivided Interest in the Trust per Unit (1)                                                         1/16,858
Public Offering Price:
Public Offering Price per Unit (2)                                                                            $   10.000
   Less Initial Sales Charge per Unit (3)                                                                          (.000)
                                                                                                              __________
Aggregate Offering Price Evaluation of Securities per Unit (4)                                                    10.000
   Less Deferred Sales Charge per Unit (3)                                                                         (.135)
                                                                                                              __________
Redemption Price per Unit (5)                                                                                      9.865
   Less Creation and Development Fee per Unit (3)(5)                                                               (.050)
   Less Organization Costs per Unit (5)                                                                            (.068)
                                                                                                              __________
Net Asset Value per Unit                                                                                      $    9.747
                                                                                                              ==========
Cash CUSIP Number                                                                                             30327G 461
Reinvestment CUSIP Number                                                                                     30327G 479
Fee Account Cash CUSIP Number                                                                                 30327G 487
Fee Account Reinvestment CUSIP Number                                                                         30327G 495
Pricing Line Product Code                                                                                         142061
Ticker Symbol                                                                                                     FWRACX

First Settlement Date                                           June 14, 2022
Mandatory Termination Date (6)                                  September 11, 2023
Distribution Record Date                                        Tenth day of each month, commencing July 10, 2022.
Distribution Date (7)                                           Twenty-fifth day of each month, commencing July 25, 2022.

____________

(1) As of the Evaluation Time on the Initial Date of Deposit, we may adjust the number of Units of the Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amount indicated above.

(2) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units.
On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(3) You will pay a maximum sales charge of 1.85% of the Public Offering Price per Unit (equivalent to 1.85% of the net amount invested) which consists of an initial sales charge, a deferred sales charge and a creation and development fee. The sales charges are described in the "Fee Table."

(4) Each listed Security is valued at its last closing sale price at the
Evaluation Time on the business day prior to the Initial Date of Deposit. If a
Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. See "Public Offering-The Value of the
Securities." Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York
Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(5) The creation and development fee and estimated organization costs per Unit will be deducted from the assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, these fees will not be deducted from the redemption proceeds.
See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, in the Income and Capital
Accounts available for distribution equals at least 0.1% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of the Trust. Distributions of sale proceeds from the Capital
Account will be made monthly on the twenty-fifth day of the month to Unit holders of record on the tenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. See "Income and Capital
Distributions."

                             Fee Table (Unaudited)

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of the Trust. See "Public Offering"
and "Expenses and Charges." Although the Trust has a term of approximately 15 months and is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                                                                    Amount
                                                                                                                    per Unit
                                                                                                                    ________
Unit Holder Sales Fees (as a percentage of public offering price)

Maximum Sales Charge
  Initial sales charge                                                                                0.00%(a)      $.000
  Deferred sales charge                                                                               1.35%(b)      $.135
  Creation and development fee                                                                        0.50%(c)      $.050
                                                                                                      _____         _____
  Maximum sales charge (including creation and development fee)                                       1.85%         $.185
                                                                                                      =====         =====
Organization Costs (as a percentage of public offering price)
  Estimated organization costs                                                                        .680%(d)      $.0680
                                                                                                      =====         ======
Estimated Annual Trust Operating Expenses(e)
(as a percentage of average net assets)
  Portfolio supervision, bookkeeping, administrative and evaluation fees                              .079%         $.0080
  Trustee's fee and other operating expenses                                                          .124%(f)      $.0125
                                                                                                      _____         ______
    Total                                                                                             .203%         $.0205
                                                                                                      =====         ======

                                    Example

This example is intended to help you compare the cost of investing in the
Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust and the principal amount and distributions are rolled every 15 months into a New Trust. The example also assumes a 5% return on your investment each year and that your Trust's, and each New Trust's, sales charges and expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs, assuming you roll your proceeds from one trust to the next for the periods shown, would be:

          1 Year        3 Years       5 Years       10 Years
          ______        _______       _______       ________
          $274          $839          $1,154        $2,477

If you elect not to roll your proceeds from one trust to the next, your costs will be limited by the number of years your proceeds are invested, as set forth above.

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 1.85% and the sum of any remaining deferred sales charge and creation and development fee. When the Public Offering Price per Unit equals $10, there is no initial sales charge. If the price you pay for your Units exceeds $10 per Unit, you will pay an initial sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.135 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing September 20, 2022.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trust. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.
If you purchase Units after the initial offering period, you will not be assessed the creation and development fee.

(d) Estimated organization costs, which include a one-time licensing fee and a one-time portfolio consultant fee, will be deducted from the assets of the
Trust at the end of the initial offering period. Estimated organization costs are assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per
Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses do not include brokerage costs and other portfolio transaction fees for the Trust. In certain circumstances the Trust may incur additional expenses not set forth above. See "Expenses and Charges."

            Report of Independent Registered Public Accounting Firm

To the Unit Holders and the Sponsor, First Trust Portfolios L.P., of FT 10161

Opinion on the Statement of Net Assets

We have audited the accompanying statement of net assets of FT 10161, comprising SkyBridge Digital Innovation Portfolio, Series 6 (the "Trust"), one
of the series constituting the FT Series, including the schedule of investments, as of the opening of business on June 10, 2022 (Initial Date of
Deposit), and the related notes. In our opinion, the statement of net assets presents fairly, in all material respects, the financial position of the Trust as of the opening of business on June 10, 2022 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of net assets is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit. We are a public accounting firm registered with the Public
Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and
Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of net assets, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of net assets. Our audit also included evaluating the accounting principles used and significant estimates made by the Trust's
Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the
Trust for the purchase of securities, as shown in the statement of net assets, as of the opening of business on June 10, 2022, by correspondence with the
Trustee. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
June 10, 2022

We have served as the auditor of one or more investment companies sponsored by
First Trust Portfolios L.P. since 2001.

                            Statement of Net Assets

                SkyBridge Digital Innovation Portfolio, Series 6
                                    FT 10161

    At the Opening of Business on the Initial Date of Deposit-June 10, 2022

                                   NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)                                          $168,583
Less liability for reimbursement to Sponsor for organization costs (3)                                        (1,146)
Less liability for deferred sales charge (4)                                                                  (2,276)
Less liability for creation and development fee (5)                                                             (843)
                                                                                                            ________
Net assets                                                                                                  $164,318
                                                                                                            ========
Units outstanding                                                                                             16,858
Net asset value per Unit (6)                                                                                $  9.747

                             ANALYSIS OF NET ASSETS
Cost to investors (7)                                                                                       $168,583
Less maximum sales charge (7)                                                                                 (3,119)
Less estimated reimbursement to Sponsor for organization costs (3)                                            (1,146)
                                                                                                            ________
Net assets                                                                                                  $164,318
                                                                                                            ========

__________

                        NOTES TO STATEMENT OF NET ASSETS

The Trust is registered as a unit investment trust under the Investment
Company Act of 1940. The Sponsor is responsible for the preparation of financial statements in accordance with accounting principles generally accepted in the United States which require the Sponsor to make estimates and assumptions that affect amounts reported herein. Actual results could differ from those estimates. The Trust intends to comply in its initial fiscal year as a grantor trust under federal tax laws. In grantor trusts, investors are deemed for federal tax purposes, to own the underlying assets of the trust directly. All taxability issues are taken into account at the Unit holder level. Income passes through to Unit holders as realized by the Trust.

(1) The Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed under "Schedule of Investments" is based on their aggregate underlying value. The Trust has a Mandatory Termination Date of September 11, 2023.

(2) An irrevocable letter of credit issued by The Bank of New York Mellon, of which approximately $300,000 has been allocated to the Trust, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the
Trust. These costs have been estimated at $.0680 per Unit for the Trust. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the
Sponsor will be satisfied. To the extent that actual organization costs of the
Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of
$.135 per Unit, payable to the Sponsor in three equal monthly installments beginning on September 20, 2022 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through November 18, 2022. If Unit holders redeem Units before November
18, 2022, they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit) is payable by the Trust on behalf of Unit holders out of assets of the Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing the Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in the Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 1.85% of the Public Offering
Price (equivalent to 1.85% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                            Schedule of Investments

                SkyBridge Digital Innovation Portfolio, Series 6
                                    FT 10161

    At the Opening of Business on the Initial Date of Deposit-June 10, 2022

                                                                                Percentage
                                                                                of Aggregate    Number    Market       Cost of
Ticker Symbol and                                                               Offering        of        Value per    Securities to
Name of Issuer of Securities (1)(3)                                             Price           Shares    Share        the Trust (2)
___________________________________                                             ____________    ______    _________    _____________
COMMON STOCKS (100.00%):
Financials (26.51%):
COIN          Coinbase Global, Inc. (Class A) *                                   7.49%           198     $ 63.76      $ 12,624
IBKR          Interactive Brokers Group, Inc. (Class A)                           1.51%            44       57.85         2,545
MOGO          Mogo Inc. +*                                                        1.50%         2,107        1.20         2,528
HOOD          Robinhood Markets, Inc. (Class A) *                                 1.50%           315        8.03         2,529
SBNY          Signature Bank                                                      7.01%            55      214.92        11,821
SI            Silvergate Capital Corporation (Class A) *                          7.50%           167       75.69        12,640
Information Technology (73.49%):
BITF          Bitfarms Limited of Canada +*                                       7.50%         7,310        1.73        12,646
SQ            Block Inc. (Class A) *                                              7.50%           165       76.58        12,636
CIFR          Cipher Mining Inc. *                                                2.50%         2,465        1.71         4,215
CLSK          CleanSpark, Inc. *                                                  2.50%           825        5.11         4,216
CORZ          Core Scientific, Inc. *                                             7.50%         5,183        2.44        12,647
HUT           Hut 8 Mining Corp. +*                                               2.50%         2,129        1.98         4,215
IREN          Iris Energy Limited +*                                              7.51%         2,577        4.91        12,653
MARA          Marathon Digital Holdings, Inc. *                                   7.50%         1,651        7.66        12,647
MSTR          MicroStrategy Incorporated *                                        7.49%            58      217.76        12,630
PYPL          PayPal Holdings, Inc. *                                             4.99%           100       84.11         8,411
RIOT          Riot Blockchain, Inc. *                                             7.50%         2,312        5.47        12,647
WULF          TeraWulf Inc. *                                                     2.50%         1,706        2.47         4,214
U             Unity Software Inc. *                                               6.00%           245       41.30        10,119
                                                                                _______                                ________
                   Total Investments                                            100.00%                                $168,583
                                                                                =======                                ========

___________

(1) All Securities are represented by regular way contracts to purchase such
Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on
June 10, 2022. Such purchase contracts are expected to settle within two business days.

(2) The cost of the Securities to the Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of over-
the-counter traded Securities at the Evaluation Time on the business day prior to the Initial Date of Deposit). The cost of Securities to the Trust may not compute due to rounding the market value per share. The valuation of the
Securities has been determined by the Evaluator, an affiliate of the Sponsor.
In accordance with Financial Accounting Standards Board Accounting Standards
Codification 820, "Fair Value Measurement," the Trust's investments are classified as Level 1, which refers to securities traded in an active market.
The cost of the Securities to the Sponsor and the Sponsor's profit (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to the Trust) are $163,389 and $5,194, respectively.

(3) Common stocks of companies headquartered or incorporated outside the
United States comprise approximately 19.01% of the investments of the Trust
(consisting of Australia, 7.51% and Canada, 11.50%).

+ This Security represents the common stock of a foreign company which trades on the over-the-counter market or on a U.S. national securities exchange.

* This Security represents a non-income producing security.

                                 The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the
FT Series. The series to which this prospectus relates, FT 10161, consists of a single portfolio known as SkyBridge Digital Innovation Portfolio, Series 6.

The Trust was created under the laws of the State of New York by a Trust
Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New
York Mellon as Trustee and First Trust Advisors L.P. as Portfolio Supervisor
and Evaluator, governs the operation of the Trust.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS
OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 800-
621-1675, DEPT. CODE 2.

How We Created the Trust.

On the Initial Date of Deposit, we deposited a portfolio of common stocks with the Trustee and, in turn, the Trustee delivered documents to us representing our ownership of the Trust in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in the
Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the
Initial Date of Deposit (as set forth in "Schedule of Investments"), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the
Securities.

Since the prices of the Securities will fluctuate daily, the ratio of
Securities in the Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in the Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trust pays the associated brokerage fees. To reduce this dilution, the Trust will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trust pays the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trust to buy
Securities. If we or an affiliate of ours act as agent to the Trust, we will be subject to the restrictions under the Investment Company Act of 1940, as amended (the "1940 Act"). When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the
Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by First
Trust as a factor in selecting such broker/dealers.

We cannot guarantee that the Trust will keep its present size and composition for any length of time. Securities may be periodically sold under certain circumstances to satisfy Trust obligations, to meet redemption requests and, as described in "Removing Securities from the Trust," to maintain the sound investment character of the Trust, and the proceeds received by the Trust will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trust. As the holder of the Securities, the Trustee will vote the
Securities and, except as described in "Removing Securities from the Trust,"
will endeavor to vote the Securities such that the Securities are voted as closely as possible in the same manner and the same general proportion as are the Securities held by owners other than the Trust.

Neither we nor the Trustee will be liable for a failure in any of the
Securities. However, if a contract for the purchase of any of the Securities initially deposited in the Trust fails, unless we can purchase substitute
Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Distribution Date. Any Replacement Security the Trust acquires will be identical to those from the failed contract.

                                   Portfolio

Objective.

The Trust seeks above-average capital appreciation. Under normal circumstances, the Trust will invest at least 80% of its assets in common stocks of digital innovation companies. Digital innovation companies are those which derive at least 50% of their revenues from, or dedicate at least 50% of their assets to: investing in digital assets; facilitating the processing of electronic transactions for digital assets, securities and fiat currencies;
manufacturing semiconductors necessary for the implementation of digitally innovative technology; digital asset miners, digital asset software developers, digital asset custody and security, digital asset trading, and digital asset exchanges. For purposes of the Trust, "digital assets" include virtual currencies, cryptocurrencies and other assets that are issued and/or transferred using technological innovations, including blockchain technology.
"Blockchain technology" refers to a type of distributed ledger, or decentralized database that keeps continuously updated digital records of who owns a particular asset. The Trust is concentrated (i.e., invests more than
25% of Trust assets) in stocks of companies within each of the financials and information technology sectors. Please note that the Trust invests significantly in digital innovation companies that invest in digital assets or have exposure to digital assets through their business activities ("Digital
Asset Companies"). Digital Asset Companies are a subset of digital innovation companies, and therefore, not all of the companies that meet the above 80%
test for "digital innovation" will be Digital Asset Companies. For example, companies that facilitate the processing of electronic transactions and semiconductor manufacturers may not have a material financial connection to digital assets.

Portfolio Selection Process.

The Trust invests in common stocks of digital innovation companies. Certain of the companies in which the Trust invests have significant exposure to digital assets (including Bitcoin) and employ the use of blockchain in their operations. SkyBridge Capital II, LLC ("SkyBridge") is compensated by the
Trust through a one-time licensing fee and a one-time portfolio consultant fee. SkyBridge compiles the list of Digital Innovation companies and provides the final list to the Sponsor. The Sponsor then performs a series of quality and liquidity screens to ensure suitability for inclusion in the Trust. The common stocks selected for the Trust must trade at least 30 days before they can be eligible for the Trust and have a minimum market capitalization of $250 million. THE TRUST DOES NOT DIRECTLY INVEST IN BITCOIN OR OTHER
CRYPTOCURRENCIES. The Trust may, however, have indirect exposure to cryptocurrency by virtue of its investments in companies that may use one or more cryptocurrencies as part of their business activities. Because the Trust does not directly invest in cryptocurrencies, the Trust is not expected to track the price movements of any cryptocurrency. The Trust will not invest in
Grayscale or similar cryptocurrency trusts or entities or in initial coin offerings ("ICOs").

Additional Portfolio Contents.

In addition to the investments described above, the Trust invests in: dividend-
paying securities, foreign securities and companies with various market capitalizations.

As with any similar investments, there can be no assurance that the objective of the Trust will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trust.

                                  Risk Factors

Price Volatility. The Trust invests in common stocks. The value of the Trust's
Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors'
perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase, negatively impacting issuers.

Because the Trust is not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of the Trust will be positive over any period of time, especially the relatively short 15-month life of the Trust, or that you won't lose money.
Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Market Risk. Market risk is the risk that a particular security, or Units of the Trust in general, may fall in value. Securities are subject to market fluctuations caused by such factors as economic, political, regulatory or market developments, changes in interest rates and perceived trends in securities prices. Units of the Trust could decline in value or underperform other investments. In addition, local, regional or global events such as war,

acts of terrorism, spread of infectious diseases or other public health issues, recessions, political turbulence or other events could have a significant negative impact on the Trust and its investments. Such events may affect certain geographic regions, countries, sectors and industries more significantly than others. Such events could adversely affect the prices and liquidity of the Trust's portfolio securities and could result in disruptions in the trading markets. Any such circumstances could have a materially negative impact on the value of the Trust's Units and result in increased market volatility.

In February 2022, Russia commenced a military attack on Ukraine. In response, various countries, including the United States, issued broad-ranging sanctions on Russia and certain Russian companies and individuals. The hostilities between the two countries may escalate and any existing or future sanctions could have a severe adverse effect on Russia's economy, currency, companies and region as well as negatively impact other regional and global economic markets of the world, companies in such countries and various sectors, industries and markets for securities and commodities globally, such as oil and natural gas, and may have a negative effect on a Trust's investments and performance beyond any direct exposure to Russian issuers or those of adjoining geographic regions. Russia may also take retaliatory actions or countermeasures, such as cyberattacks and espionage, which may negatively impact the countries and companies in which the Trust may invest. The extent and duration of the military action or future escalation of such hostilities;
the extent and impact of existing and any future sanctions, market disruptions and volatility; and the result of any diplomatic negotiations cannot be predicted. These and any related events could have a significant negative impact on certain of the Trust's investments as well as the Trust's performance, and the value or liquidity of certain Securities held by the
Trust may decline significantly.

An outbreak of a respiratory disease designated as COVID-19 was first detected in China in December 2019 and has resulted in a global pandemic and major disruptions to economies and markets around the world. The transmission of
COVID-19 and efforts to contain its spread have resulted in international border closings, enhanced health screenings, expanded healthcare services and expenses, quarantines and other restrictions on business and personal activities, cancellations, disruptions to supply chains and consumer activity, as well as general public concern and uncertainty. Financial markets have experienced extreme volatility and severe losses, negatively impacting global economic growth prospects. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty and may exacerbate other pre-
existing political, social and economic risks.

Governments and central banks, including the Federal Reserve, have taken extraordinary and unprecedented actions to support local and global economies and financial markets. These measures have included, among other policy responses, a $700 billion quantitative easing program, a reduction of the
Federal funds rate to near-zero, and numerous economic stimulus packages. The impact of these and additional measures taken in the future, and whether they will be effective in mitigating economic and market disruptions, including upward pressure on prices, will not be known for some time. In May, the
Federal Reserve raised interest rates in the first of what they expect to be several increases in 2022 and announced that they expect to reduce quantitative easing as means to fight inflation. Additionally, market uncertainty remains high during the expanding roll out of COVID-19 vaccines and treatments in combination with measures taken by the administration, expectations for additional stimulus packages and as businesses begin to plan for a transition back to the workplace.

Dividends. Certain of the Securities held by the Trust may currently pay dividends, but there is no guarantee that the issuers of the Securities will declare dividends in the future or that, if declared, they will either remain at current levels or increase over time.

Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors.

The Trust is concentrated in stocks of companies within each of the financials and information technology sectors.

Financials. Financial companies, such as retail and commercial banks, insurance companies and financial services companies, are subject to extensive governmental regulation and intervention, which may adversely affect the scope of their activities, the prices they can charge, the amount and types of capital they must maintain and, potentially, their size. Governmental regulation may change frequently and may have significant adverse consequences for financial companies, including effects not intended by such regulation.
The impact of more stringent capital requirements, or recent or future regulation in various countries, on any individual financial company or on financial companies as a whole cannot be predicted. Certain risks may impact the value of investments in financial companies more severely than those of investments in other issuers, including the risks associated with companies that operate with substantial financial leverage. Financial companies may also be adversely affected by volatility in interest rates, decreases in the availability of money or asset valuations, credit rating downgrades and adverse conditions in other related markets. Insurance companies in particular may be subject to severe price competition and/or rate regulation, which may have an adverse impact on their profitability. Financial companies are also a target for cyber-attacks and may experience technology malfunctions and disruptions as a result.

In addition, general economic conditions are important to the operations of financial companies. Credit losses resulting from financial difficulties of borrowers and financial losses associated with investment activities may have an adverse effect on the profitability of financial companies. While financial companies such as banks tend to increase reserves in anticipation of economic stress, there can be no assurance that such reserves will be sufficient to cover rising default rates. Financial companies may be highly dependent upon access to capital markets, and any impediments to such access, such as adverse overall economic conditions or a negative perception in the capital markets of a company's financial condition or prospects, could adversely affect its business. Some financial companies may also be required to accept or borrow significant amounts of capital from government sources. There is no guarantee that governments will provide any such relief in the future. These actions may cause the securities of many companies in the financials sector to decline in value.

Information Technology. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources.
Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-
earnings ratios with little or no earnings histories.

Digital Innovation Risk. Digital innovation companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Companies involved in digital innovation may be smaller and less experienced companies, with limited product lines, markets or financial resources. Further, digital innovation companies may be subject to greater risk because their revenue and/or earnings tend to be less predictable, and these companies may not be able to capitalize on their applications of evolving innovative technologies. Certain digital innovation companies are subject to the risk of extreme price and volume fluctuations that are often unrelated to their operating performance.

The Trust invests significantly in Digital Asset Companies. The technologies underpinning digital assets are highly disruptive, and the future successes of such technologies are highly uncertain. Further, because the development of digital asset technologies is in a nascent stage, Digital Asset Companies may be rapidly eclipsed by newer and more disruptive technological advances that render current digital assets or technologies outdated or undesirable.
Further, Digital Asset Companies may be subject to the risks posed by conflicting intellectual property claims among digital assets, which may reduce confidence in the viability of a digital asset. Because of the uncertainty of digital asset technologies, the values of the securities of these companies may be highly volatile. Digital assets may be traded on exchanges that are unregulated and often located outside the United States.
Digital asset exchanges may stop operating or permanently shut down due to fraud, theft, disruption, technical glitches, hackers, malware or security compromises or failures in the underlying blockchain, ledger or software.
Digital assets are also at risk of possible manipulation and vulnerabilities surrounding the use of third-party products, which may be subject to technical defects beyond a company's control. Further, digital assets are not maintained in traditional custodial arrangements, and instead are typically held in
"wallets," which are public digital addresses accessible only by "private keys." If a private key is stolen, lost, damaged or destroyed, the digital assets attributable to such private key may be irreversibly lost without the possibility of recovery.

Over their short history, digital assets have experienced tremendous price volatility compared to traditional asset classes, and may experience significant illiquidity in stressed market conditions. The values of digital assets should not be expected to be connected or correlated to traditional economic or market forces, and the value of the investments in digital assets could decline rapidly, including to zero.

Digital assets are not legal tender. The value of digital assets is not backed by any government, corporation, or other identified body. The value of digital assets is determined by the supply and demand for digital assets in the global market for the trading of digital assets, which consists primarily of transactions on electronic exchanges. The price of digital assets could drop precipitously (including to zero) for a variety of reasons, including, but not limited to, regulatory changes, a crisis of confidence in the digital asset's network or a change in user preference to competing digital assets.

Digital innovation companies often employ the technology surrounding digital assets to optimize their business practices, whether by using the technology within their business or operating business lines involved in the operation of the technology. There are currently relatively few digital innovation companies for which digital assets represent an attributable and significant revenue stream. Because of this, the financial strength of digital innovation companies may not be a reflection of their actual connection and exposure to digital assets, but rather a result of other business operations. Therefore, the economic fortunes of companies included in the Trust's portfolio may not currently be significantly tied to activities with respect to digital assets.

Foreign Securities. Certain of the Securities held by the Trust are issued by foreign entities, which makes the Trust subject to more risks than if it invested solely in domestic securities. Risks of foreign securities include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries. Certain foreign markets have experienced heightened volatility due to recent negative political or economic developments or natural disasters. Securities issued by
non-U.S. issuers may pay dividends in foreign currencies and may be principally traded in foreign currencies. Therefore, there is a risk that the
U.S. dollar value of these dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

Small and/or Mid Capitalization Companies. Certain of the Securities held by the Trust are issued by small and/or mid-capitalization companies. Investing in stocks of such companies may involve greater risk than investing in larger companies. For example, such companies may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Securities of such companies generally trade in lower volumes and are generally subject to greater and less predictable changes in price than securities of larger companies. In addition, small and mid-cap stocks may not be widely followed by the investment community, which may result in low demand.

Large Capitalization Companies. Certain of the Securities held by the Trust are issued by large capitalization companies. The return on investment in stocks of large capitalization companies may be less than the return on investment in stocks of small and/or mid capitalization companies. Large capitalization companies may also grow at a slower rate than the overall market.

Cybersecurity Risk. As the use of Internet technology has become more prevalent in the course of business, the Trust has become more susceptible to potential operational risks through breaches in cybersecurity. A breach in cybersecurity refers to both intentional and unintentional events that may cause the Trust to lose proprietary information, suffer data corruption or lose operational capacity. Such events could cause the Sponsor of the Trust to incur regulatory penalties, reputational damage, additional compliance costs associated with corrective measures and/or financial loss. Cybersecurity breaches may involve unauthorized access to digital information systems utilized by the Trust through "hacking" or malicious software coding, but may also result from outside attacks such as denial-of-service attacks through efforts to make network services unavailable to intended users. In addition, cybersecurity breaches of the Trust's third-party service providers, or issuers in which the Trust invests, can also subject the Trust to many of the same risks associated with direct cybersecurity breaches. The Sponsor of, and third-party service provider to, the Trust have established risk management systems designed to reduce the risks associated with cybersecurity. However, there is no guarantee that such efforts will succeed, especially because the
Trust does not directly control the cybersecurity systems of issuers or third-
party service providers.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the Securities, or the industries represented by these issuers, may negatively impact the value of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the Securities.

                                Public Offering

The Public Offering Price.

Units will be purchased at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under
"Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the
Income and/or Capital Accounts.

Although you are not required to pay for your Units until two business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of
1934, as amended.

Organization Costs. Securities purchased with the portion of the Public
Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the SEC and states, licensing fees required for the establishment of the Trust under license agreements which provide for full payment of the licensing fee not later than the conclusion of the organization expense period, the Portfolio
Consultant's fee, the initial audit of the Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in the
Trust. Securities will be sold to reimburse the Sponsor for the Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trust). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the
Sponsor for Trust organization costs, the Trustee will sell additional
Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of the Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for the Trust in "Notes to Statement of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will ultimately be charged to the Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the
Securities contained in the Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount per account you can purchase of the Trust is generally
$1,000 worth of Units ($500 if you are purchasing Units for your Individual
Retirement Account or any other qualified retirement plan), but such amounts may vary depending on your selling firm.

Maximum Sales Charge.

The maximum sales charge of 1.85% per Unit is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of
1.85% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.185 per
Unit). On the Initial Date of Deposit, and any other day the Public Offering
Price per Unit equals $10.00, there is no initial sales charge. Thereafter, you will pay an initial sales charge when the Public Offering Price per Unit exceeds $10.00 and as deferred sales charge and creation and development fee payments are made.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of $.045 per Unit will be deducted from the Trust's assets on approximately the twentieth day of each month from September 20, 2022 through
November 18, 2022. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.35% of the
Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

The maximum sales charge is 1.85% per Unit and the maximum dealer concession is 1.25% per Unit.

If you are purchasing Units for an investment account, the terms of which provide that your registered investment advisor or registered broker/dealer
(a) charges periodic fees in lieu of commissions; (b) charges for financial planning, investment advisory or asset management services; or (c) charges a comprehensive "wrap fee" or similar fee for these or comparable services ("Fee
Accounts"), you will not be assessed the transactional sales charge described above on such purchases. These Units will be designated as Fee Account Units and, depending upon the purchase instructions we receive, assigned either a
Fee Account Cash CUSIP Number, if you elect to have distributions paid to you, or a Fee Account Reinvestment CUSIP Number, if you elect to have distributions reinvested into additional Units of the Trust. Certain Fee Account Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their registered investment advisor, broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Account Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trust.

Employees, officers and directors (and immediate family members) of the
Sponsor, our related companies, and dealers and their affiliates will purchase
Units at the Public Offering Price less the applicable dealer concession, subject to the policies of the related selling firm. Immediate family members include spouses, or the equivalent if recognized under local law, children or step-children under the age of 21 living in the same household, parents or step-parents and trustees, custodians or fiduciaries for the benefit of such persons. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

You will be charged the deferred sales charge per Unit regardless of the price you pay for your Units or whether you are eligible to receive any discounts.
However, if the purchase price of your Units was less than $10.00 per Unit or if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Account Units, you will be credited additional Units with a dollar value equal to the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of the Trust, in addition to the reinvestment Units you receive you will also be credited additional
Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge and creation and development fee to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges or the creation and development fee are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in the Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This
Public Offering Price will be effective for all orders received before the
Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus shall mean any day on which the
NYSE is open. For purposes of Securities and Unit settlement, the term business day does not include days on which U.S. financial institutions are closed.

The aggregate underlying value of the Securities in the Trust will be determined as follows: if the Securities are listed on a national or foreign securities exchange or The NASDAQ Stock Market, LLC(R), their value shall generally be based on the closing sale price on the exchange or system which is the principal market therefore ("Primary Exchange"), which shall be deemed to be the NYSE if the Securities are listed thereon (unless the Evaluator deems such price inappropriate as the basis for evaluation). In the event a closing sale price on the Primary Exchange is not published, the Securities will be valued based on the last trade price on the Primary Exchange. If no trades occur on the Primary Exchange for a specific trade date, the value will be based on the closing sale price from, in the opinion of the Evaluator, an appropriate secondary exchange, if any. If no trades occur on the Primary
Exchange or any appropriate secondary exchange on a specific trade date, the
Evaluator will determine the value of the Securities using the best information available to the Evaluator, which may include the prior day's evaluated price. If the Security is an American Depositary Receipt/ADR, Global
Depositary Receipt/GDR or other similar security in which no trade occurs on the Primary Exchange or any appropriate secondary exchange on a specific trade date, the value will be based on the evaluated price of the underlying security, determined as set forth above, after applying the appropriate
ADR/GDR ratio, the exchange rate and such other information which the
Evaluator deems appropriate. For purposes of valuing Securities traded on The
NASDAQ Stock Market, LLC(R), closing sale price shall mean the Nasdaq(R)
Official Closing Price as determined by The NASDAQ Stock Market, LLC(R). If the Securities are not so listed or, if so listed and the principal market therefore is other than on the Primary Exchange or any appropriate secondary exchange, the value shall generally be based on the current ask price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation). If current ask prices are unavailable, the value is generally determined (a) on the basis of current ask prices for comparable securities, (b) by appraising the value of the Securities on the ask side of the market, or (c) any combination of the above. If such prices are in a currency other than U.S. dollars, the value of such Security shall be converted to U.S. dollars based on current exchange rates (unless the
Evaluator deems such prices inappropriate as a basis for evaluation). If the
Evaluator deems a price determined as set forth above to be inappropriate as the basis for evaluation, the Evaluator shall use such other information available to the Evaluator which it deems appropriate as the basis for determining the value of a Security.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                             Distribution of Units

We intend to qualify Units of the Trust for sale in a number of states. All
Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust.
This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 1.25% of the Public Offering Price per
Unit, subject to reductions set forth in "Public Offering-Discounts for
Certain Persons."

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of unit investment trusts sponsored by us in the dollar amounts shown below will be entitled to up to the following additional sales concession on primary market sales of units during the current month of unit investment trusts sponsored by us:

Total sales                                 Additional
(in millions)                               Concession
______________________________________________________
$25 but less than $100                          0.035%
$100 but less than $150                         0.050%
$150 but less than $250                         0.075%
$250 but less than $1,000                       0.100%
$1,000 but less than $5,000                     0.125%
$5,000 but less than $7,500                     0.150%
$7,500 or more                                  0.175%

Dealers and other selling agents will not receive a concession on the sale of
Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met.
Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. We reserve the right to change the amount of concessions or agency commissions from time to time.

Certain commercial banks may be making Units of the Trust available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell Units of this
Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the
Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating Unit sales, such as the costs of developing or purchasing trading systems to process Unit trades.
Payments of such additional compensation described in this and the preceding paragraph, some of which may be characterized as "revenue sharing," create a conflict of interest by influencing financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding the Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how the Trust operates; how securities are selected;
various unit investment trust features such as convenience and costs; and
options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in the Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of the Trust (which may show performance net of the expenses and charges the Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar, Inc. or (3)
information from publications such as Money, The New York Times, U.S. News and
World Report, Bloomberg Businessweek, Forbes or Fortune. The investment characteristics of the Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of the Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                             The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit less any reduction as stated in "Public Offering." We will also receive the amount of any collected creation and development fee.
Also, any difference between our cost to purchase the Securities and the price at which we sell them to the Trust is considered a profit or loss (see Note 2 of "Schedule of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                              The Secondary Market

Although not obligated, we may maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR
UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER
FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                             How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the
Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any.
However, the amount you will receive is the same as you would have received on redemption of the Units.

                              Expenses and Charges

The estimated annual expenses of the Trust are listed under "Fee Table." If actual expenses of the Trust exceed the estimate, the Trust will bear the excess. The Trustee will pay operating expenses of the Trust from the Income
Account of the Trust if funds are available, and then from the Capital
Account. The Income and Capital Accounts are non-interest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as Portfolio Supervisor and Evaluator and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trust. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trust. As
Sponsor, we will receive brokerage fees when the Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. As authorized by the Indenture, the Trustee may employ a subsidiary or affiliate of the Trustee to act as broker to execute certain transactions for the Trust. The Trust will pay for such services at standard commission rates.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of the Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing services to all unit investment trusts be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from the Trust for creating and developing the Trust, including determining the Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The
"creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from the Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to the Trust's operating expenses and those fees described above, the Trust may also incur the following charges:

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect the Trust and your rights and interests (i.e., participating in litigation concerning a portfolio security) and the costs of indemnifying the Trustee;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of the Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Sponsor of the Trust;

- Foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of the Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the
Trust. In addition, if there is not enough cash in the Income or Capital
Account, the Trustee has the power to sell Securities to make cash available to pay these charges which may result in capital gains or losses to you. See
"Tax Status."

                                   Tax Status

Federal Tax Matters.

This section discusses some of the main U.S. federal income tax consequences of owning Units of the Trust as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a broker/dealer or other investor with special circumstances. In addition, this section may not describe your state, local or non-U.S. tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service ("IRS") could disagree with any conclusions set forth in this section. In addition, our counsel may not have been asked to review, and may not have reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust.
This summary may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.

Unit investment trusts maintain both Income and Capital Accounts, regardless of tax structure. Please refer to the "Income and Capital Distributions"
section of the prospectus for more information.

The Trust intends to qualify as a grantor trust under the federal tax laws. If the Trust qualifies as a grantor trust, the Trust will not be taxed as a corporation for federal income tax purposes and will not pay federal income taxes. For federal income tax purposes, in grantor trusts you are deemed to own a pro rata portion of the underlying assets of the Trust directly, and as such you will be considered to have received a pro rata share of income. All taxability issues are taken into account at the Unit holder level.

Income from the Trust.

Income realized by the Trust passes through and is treated as income of the
Unit holders. Income is reported without any deduction for expenses. Expenses are separately reported. Generally, the income paid to Unit holders is net the expenses of the Trust, but the income reportable by Unit holders is gross the expenses of the Trust.

You may be required to recognize income for federal income tax purposes in one year even if you do not receive a corresponding distribution from the Trust, or do not receive the corresponding distribution from the Trust until a later year. This is true even if you elect to have your distributions reinvested into additional Units. In addition, the income that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses.

Some income from the Trust assets may have been received as long-term capital gains, which, if you are an individual, is generally taxed at a lower rate than your ordinary income and short-term capital gain income. Income from the
Trust assets (including capital gain income) may also be subject to a
"Medicare tax" if your adjusted gross income exceeds certain threshold amounts.

Certain Stock Dividends.

Ordinary income dividends paid on certain stock held by the Trust are generally taxed at the same rates that apply to long-term capital gains, provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividend income ("QDI") received by the Trust itself. Ordinary income dividends that do not meet these requirements will generally be taxed at ordinary income tax rates. After the end of the tax year, the Trust will provide a tax statement to its Unit holders reporting the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

Unit holders that are corporations may be eligible for the dividends received deduction on qualifying dividends received by the Trust from certain corporations.

Sale of Units.

If you sell your Units (whether to a third party or to the Trust), you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your (adjusted) tax basis in your Trust assets from the amount you receive from the sale. You can generally determine your original tax basis in each Trust asset by apportioning the cost of your Units,

including sales charges, among the Trust assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, you may have to use information provided by the Trustee to adjust your tax basis after you acquire your Units (for example, in the case of certain corporate events affecting an issuer, such as stock splits or mergers, or in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

The tax statement you receive may contain information to allow you to calculate and adjust your basis in Trust assets and determine whether any gain or loss recognized by you should be considered long-term capital gain, short-
term capital gain or return of capital. The information reported to you is based upon rules that do not take into consideration all of the facts that may be known to you or to your advisors. You should consult with your tax advisor about any adjustments that may need to be made to the information reported to you in determining the amount of your gain or loss.

Under the wash sale rules, all or a portion of any loss you may recognize on a disposition of your Units or on a disposition of assets by the Trust may be disallowed if you purchase stocks or other assets that are the same as or substantially identical to any of the assets held directly or indirectly through the Trust within 30 days of the disposition.

Distribution Reinvestment Option.

If you elect to reinvest your distributions into additional Units, you will be treated as if you have received your distribution in an amount equal to the distribution you are entitled to. Your tax liability will be the same as if you received the distribution in cash.  Also, the reinvestment would generally be considered a purchase of new Units for federal income tax purposes.

Treatment of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may not be able to take a deduction for some or all of these expenses even if the cash you receive is reduced by such expenses.

Investments in Certain Non-U.S. Corporations.

A foreign corporation will generally be treated as a passive foreign investment company ("PFIC") if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If the Trust purchases shares in PFICs, you may be subject to U.S. federal income tax on a portion of certain distributions from the PFICs or on gains from the disposition of such PFIC shares at tax rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the form of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFICs in your taxable income even if not distributed to the Trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFICs, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by
PFICs are not treated as QDI to shareholders of the PFICs.

Non-U.S. Investors.

If you are a non-U.S. investor, distributions from the Trust treated as dividends will generally be subject to a U.S. withholding tax of 30% of the distribution. Certain dividends, such as capital gains dividends, short-term capital gains dividends, and distributions that are attributable to exempt-
interest income or certain other interest income, may not be subject to U.S.
withholding taxes. In addition, some non-U.S. investors may be eligible for a reduction or elimination of U.S. withholding taxes under a treaty. However, the qualification for those exclusions may not be known at the time of the distribution.

Separately, the United States, pursuant to the Foreign Account Tax Compliance
Act ("FATCA") imposes a 30% tax on certain non-U.S. entities that receive U.S.
source interest or dividends if the non-U.S. entity does not comply with certain U.S. disclosure and reporting requirements. This FATCA tax also currently applies to the gross proceeds from the disposition of securities that produce U.S. source interest or dividends. However, proposed regulations may eliminate the requirement to withhold on payments of gross proceeds from dispositions.

It is the responsibility of the entity through which you hold your Units to determine the applicable withholding.

Foreign Tax Credit.

If the Trust directly or indirectly invests in non-U.S. stocks, the tax statement that you receive may include an item showing foreign taxes the Trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes. The Trust would have to meet certain IRS requirements in order to pass through credits to you.

In-Kind Distributions.

If permitted by this prospectus, as described in "Redeeming Your Units," you may request an In-Kind Distribution of Trust assets when you redeem your Units at any time prior to 30 business days before the Trust's Mandatory Termination
Date. However, this ability to request an In-Kind Distribution will terminate at any time that the number of outstanding Units has been reduced to 10% or less of the highest number of Units issued by the Trust. You will not recognize gain or loss if you only receive whole Trust assets in exchange for the identical amount of your pro rata portion of the same Trust assets held by your Trust. However, if you also receive cash in exchange for a Trust asset or a fractional portion of a Trust asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust asset or fractional portion.

Rollovers.

If you elect to have your proceeds from the Trust rolled over into a future series of the Trust, the exchange would generally be considered a sale for federal income tax purposes. Under the wash sale rules, if the series into which you roll your proceeds holds the same or substantially identical assets, any loss you recognize on the rollover will be disallowed.

State and Local Taxes.

Based on the advice of Carter Ledyard & Milburn, LLP, special counsel to the
Trust for New York tax matters, under the existing income tax laws of the
State and City of New York, assuming that the Trust is not treated as a corporation for federal income tax purposes, the Trust will not be taxed as a corporation for New York State and New York City purposes and the income of the Trust will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your Units.

                                Retirement Plans

You may purchase Units of the Trust for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                             Rights of Unit Holders

Unit Ownership.

Ownership of Units will not be evidenced by certificates. If you purchase or hold Units through a broker/dealer or bank, your ownership of Units will be recorded in book-entry form at the Depository Trust Company ("DTC") and credited on its records to your broker/dealer's or bank's DTC account.
Transfer of Units will be accomplished by book entries made by DTC and its participants if the Units are registered to DTC or its nominee, Cede & Co. DTC will forward all notices and credit all payments received in respect of the
Units held by the DTC participants. You will receive written confirmation of your purchases and sales of Units from the broker/dealer or bank through which you made the transaction. You may transfer your Units by contacting the broker/dealer or bank through which you hold your Units.

Unit Holder Reports.

The Trustee will prepare a statement detailing the per Unit amounts (if any)
distributed from the Income Account and Capital Account in connection with each distribution. In addition, at the end of each calendar year, the Trustee will prepare a statement which contains the following information:

- A summary of transactions in the Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by the Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

By February 15th yearly, the Annual Reports are posted to the Sponsor's website (www.ftportfolios.com) in the UIT Tax Center and retrievable by CUSIP.
You may also request one be sent to you by calling the Sponsor at 800-621-
1675, dept. code 2. In addition, you may also request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with applicable federal and state tax reporting requirements.

                        Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a
Record Owner. The Trustee will credit any dividends received on the Trust's
Securities to the Income Account of the Trust. All other receipts, such as return of capital or capital gain dividends, are credited to the Capital
Account of the Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute money from the Income and Capital Accounts, as determined at the monthly Record Date, monthly on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the aggregate amount, exclusive of sale proceeds, available for distribution in the Income and Capital Accounts equals at least 0.1% of the net asset value of the Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution, exclusive of sale proceeds, equals or exceeds 0.1% of the net asset value of the Trust. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of the Trust exceed amounts in the Income Account on the Distribution Dates. Distribution amounts will vary with changes in the Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute sale proceeds in the
Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge and creation and development fee or pay expenses, on the twenty-fifth day of each month to Unit holders of record on the tenth day of such month provided the amount equals at least $1.00 per 100 Units. If the
Trustee does not have your taxpayer identification number ("TIN"), it is required to withhold a certain percentage of your distribution and deliver such amount to the IRS. You may recover this amount by giving your TIN to the
Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

If an Income or Capital Account distribution date is a day on which the NYSE is closed, the distribution will be made on the next day the stock exchange is open. Distributions are paid to Unit holders of record determined as of the close of business on the Record Date for that distribution or, if the Record
Date is a day on which the NYSE is closed, the first preceding day on which the exchange is open.

We anticipate that there will be enough money in the Capital Account of the
Trust to pay the deferred sales charge to the Sponsor. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after the Trust is terminated, unless you are a
Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities and amounts in the Income and Capital Accounts. All
Unit holders will receive a pro rata share of any other assets remaining in the Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within the Trust to cover anticipated state and local taxes or any governmental charges to be paid out of the Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of the Trust by notifying your broker/dealer or bank within the time period required by such entities so that they can notify the Trustee of your election at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of the
Trust. There is no sales charge on Units acquired through the Distribution
Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. Each reinvestment plan is subject to availability or limitation by the Sponsor and each broker/dealer or selling firm. The
Sponsor or broker/dealers may suspend or terminate the offering of a reinvestment plan at any time. Because the Trust may begin selling Securities nine business days prior to the Mandatory Termination Date, reinvestment is not available during this period. Please contact your financial professional for additional information. PLEASE NOTE THAT EVEN IF YOU REINVEST
DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                              Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending a request for redemption to your broker/dealer or bank through which you hold your
Units. No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Two business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which your redemption request is received by the Trustee from the broker/dealer or bank through which you hold your Units (if such day is a day the NYSE is open for trading).
However, if the redemption request is received after 4:00 p.m. Eastern time
(or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the
NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the
Income Account of the Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of the Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender for redemption at least 2,500 Units, or such larger amount as required by your broker/dealer or bank, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption
Price per Unit by making this request to your broker/dealer or bank at the time of tender. However, to be eligible to participate in the In-Kind
Distribution option at redemption, Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the 30 business days prior to the Trust's Mandatory
Termination Date will be honored. Where possible, the Trustee will make an In-
Kind Distribution by distributing each of the Securities in book-entry form to your bank's or broker/dealer's account at DTC. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If
Securities are sold, the size and diversification of the Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of the Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in the Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of the Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of the Trust, if any;

4. cash held for distribution to Unit holders of record of the Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by the Trust; and

dividing

1. the result by the number of outstanding Units of the Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until they are collected, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                            Investing in a New Trust

When the Trust is about to terminate, you may have the option to roll your proceeds into the next series of the Trust (the "New Trust") if one is available. We intend to create the New Trust in conjunction with the termination of the Trust and plan to apply the same strategy we used to select the portfolio for the Trust to the New Trust.

If you wish to have the proceeds from your Units rolled into the New Trust you must notify the broker/dealer where your Units are held of your election prior to that firm's cut-off date. If you make this election you will be considered a "Rollover Unit holder."

Once all of the Securities are sold in connection with the termination of the
Trust, as described in "Amending or Terminating the Indenture," your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the sales charge set forth in the prospectus for such trust.

We intend to create New Trust units as quickly as possible, depending on the availability of the securities contained in a New Trust's portfolio. Rollover
Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a
Rollover Unit holder. See "Tax Status." We may modify, amend or terminate this rollover option upon 60 days notice.

                       Removing Securities from the Trust

The portfolio of the Trust is not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable (i) in order to maintain the qualification of the Trust as a "regulated investment company" in the case of the Trust which has elected to qualify as such or (ii) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on undistributed income in the Trust which is a
"regulated investment company";

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to the Trust;

- As a result of the ownership of the Security, the Trust or its Unit holders would be a direct or indirect shareholder of a passive foreign investment company; or

- The sale of the Security is necessary for the Trust to comply with such federal and/or state laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time.

Except in the limited instance in which the Trust acquires Replacement
Securities, as described in "The FT Series," the Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by the Trust, at our instruction, they will either be sold or held in the Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio
Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trust to facilitate selling Securities, exchanged securities or property from the
Trust. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the 1940 Act. When acting in an agency capacity, we may select various broker/dealers to execute securities transactions on behalf of the Trust, which may include broker/dealers who sell Units of the Trust. We do not consider sales of Units of the Trust or any other products sponsored by
First Trust as a factor in selecting such broker/dealers. As authorized by the
Indenture, the Trustee may also employ a subsidiary or affiliate of the

Trustee to act as broker in selling such Securities or property. The Trust will pay for these brokerage services at standard commission rates.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of the Trust may be changed.

                     Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be adverse to your best interests
(as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trust will terminate on the
Mandatory Termination Date as stated in the "Summary of Essential
Information." The Trust may be terminated earlier:

- Upon the consent of 100% of the Unit holders of the Trust;

- If the value of the Securities owned by the Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in the Trust during the initial offering period ("Discretionary
Liquidation Amount"); or

- In the event that Units of the Trust not yet sold aggregating more than 60%
of the Units of the Trust are tendered for redemption by underwriters, including the Sponsor.

If the Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of the Trust before the Mandatory
Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, the Trust may be reduced below the
Discretionary Liquidation Amount and could therefore be terminated before the
Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of the Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the
Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you do not elect to participate in the rollover option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after the Trust is terminated. The Trustee will deduct from the Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

                                 Information on
                           SkyBridge Capital II, LLC,
                       the Sponsor, Trustee and Evaluator

SkyBridge Capital II, LLC

SkyBridge is a global investment manager that invests in hedge funds, digital assets, private equity, and real estate. As of March 31, 2022, SkyBridge had
$5.5 billion under management or advisory.

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we took over the First Trust product line and act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

The First Trust product line commenced with the first insured unit investment trust in 1974. To date we have deposited more than $545 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of FINRA and SIPC. Our principal offices are at 120 East
Liberty Drive, Wheaton, Illinois 60187; telephone number 800-621-1675. As of
December 31, 2021, the total partners' capital of First Trust Portfolios L.P.
was $125,276,503.

This information refers only to us and not to the Trust or to any series of the Trust or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trust have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

The Trustee.

The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its unit investment trust division offices at 240 Greenwich Street, New York, New York 10286, telephone 800-813-3074. If you have questions regarding your account or your
Trust, please contact the Trustee at its unit investment trust division offices or your financial advisor. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of the New York State
Department of Financial Services and the Board of Governors of the Federal
Reserve System, and its deposits are insured by the Federal Deposit Insurance
Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the
Trustee's case) or reckless disregard of our obligations and duties. The
Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the
Trustee will not be liable for any action it takes in good faith under the
Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The Evaluator's address is 120
East Liberty Drive, Wheaton, Illinois 60187.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                               Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 320 S. Canal St., Chicago, Illinois
60606. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter Ledyard & Milburn LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trust.

Experts.

The Trust's statement of net assets, including the schedule of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                     This page is intentionally left blank.

                                 FIRST TRUST(R)

                SkyBridge Digital Innovation Portfolio, Series 6

                                    FT 10161

                                    Sponsor:

                          First Trust Portfolios L.P.

                           Member SIPC o Member FINRA
                             120 East Liberty Drive
                            Wheaton, Illinois 60187
                                  800-621-1675

                                    Trustee:

                          The Bank of New York Mellon

                              240 Greenwich Street
                            New York, New York 10286
                                  800-813-3074
                             24-Hour Pricing Line:
                                  800-446-0132
  Please refer to the "Summary of Essential Information" for the Product Code.

                            ________________________

  When Units of the Trust are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

  THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
  NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT
   SERIES HAS BECOME EFFECTIVE WITH THE SEC. NO SECURITIES CAN BE SOLD IN ANY
                      STATE WHERE A SALE WOULD BE ILLEGAL.

                            ________________________

   This prospectus contains information relating to the above-mentioned unit investment trust, but does not contain all of the information about this investment company as filed with the SEC in Washington, D.C. under the:

               - Securities Act of 1933 (file no. 333-264918) and

               - Investment Company Act of 1940 (file no. 811-05903)

 Information about the Trust, including its Code of Ethics, can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information
 regarding the operation of the SEC's Public Reference Room may be obtained by calling the SEC at 202-942-8090.

  Information about the Trust is available on the EDGAR Database on the SEC's
                         Internet site at www.sec.gov.

                     To obtain copies at prescribed rates -

                   Write: Public Reference Section of the SEC
                               100 F Street, N.E.
                             Washington, D.C. 20549
                       e-mail address: publicinfo@sec.gov

                                 June 10, 2022

               PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

                                 FIRST TRUST(R)

                                 The FT Series

                             Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT
10161 not found in the prospectus for the Trust. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.

This Information Supplement is dated June 10, 2022. Capitalized terms have been defined in the prospectus.

                               Table of Contents

Risk Factors
   Securities                                                               1
   Dividends                                                                1
   Foreign Issuers                                                          1
   Small and/or Mid Capitalization Companies                                2
Concentrations
   Concentration Risk                                                       2
   Financials                                                               3
   Information Technology                                                   4
Securities Selected for SkyBridge Digital Innovation Portfolio, Series 6    5

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the
Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. The following section applies to individual Trusts which contain Securities issued by, or invest in securities issued by, foreign entities. Since certain of the Securities held by the Trust consist of, or invest in, securities issued by foreign entities, an investment in the Trust involves certain investment risks that are different in some respects from an investment in a trust which invests solely in the securities of domestic entities. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trust, the
Sponsor believes that adequate information will be available to allow the
Supervisor to provide portfolio surveillance for the Trust.

Securities issued by non-U.S. issuers may pay interest and/or dividends in foreign currencies and may be principally traded in foreign currencies.
Therefore, there is a risk that the U.S. dollar value of these interest and/or dividend payments and/or securities will vary with fluctuations in foreign exchange rates.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trust are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trust of dividends due on, or proceeds from the sale of, the
Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trust and on the ability of the Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption.
In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act.
Sales of non-exempt Securities by the Trust in the United States securities markets are subject to severe restrictions and may not be practicable.
Accordingly, sales of these Securities by the Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trust will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Small and/or Mid Capitalization Companies. The following section applies to individual Trusts which contain Securities issued by, or invest in Securities that hold securities issued by, small and/or mid capitalization companies.
While historically stocks of small and mid capitalization companies have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Such companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small and mid cap company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because such companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Concentrations

Concentration Risk. When at least 25% of a trust's portfolio is invested in securities issued by companies within a single sector, the trust is considered to be concentrated in that particular sector. A portfolio concentrated in one or more sectors may present more risks than a portfolio broadly diversified over several sectors.

The Trust is concentrated in stocks of companies within each of the financials and information technology sectors.

Financials. Companies in the financials sector include regional and money center banks, securities brokerage firms, asset management companies, savings banks and thrift institutions, specialty finance companies (e.g., credit card, mortgage providers), insurance and insurance brokerage firms, consumer finance firms, financial conglomerates, foreign banking and financial companies.

Financial companies are subject to extensive governmental regulation which limits their activities and may affect their ability to earn a profit from a given line of business. Government regulation may change frequently and may have significant adverse consequences for companies in the financials sector, including effects not intended by the regulation. New legislation and regulatory changes could cause business disruptions, result in significant loss of revenue, limit financial firms' ability to pursue business opportunities, impact the value of business assets and impose additional costs that may adversely affect business. There can be no assurance as to the actual impact these laws and their implementing regulations, or any other governmental program, will have on any individual financial company or on the financial markets as a whole. Companies in the financials sector may also be the targets of hacking and potential theft of proprietary or customer information or disruptions in service, which could have a material adverse effect on their businesses.

In addition, general economic conditions are important to the operations of these companies, and financial difficulties of borrowers may have an adverse effect on the profitability of financial companies. Financial companies can be highly dependent upon access to capital markets, and any impediments to such access, such as adverse overall economic conditions or a negative perception in the capital markets of a financial company's financial condition or prospects, could adversely affect its business. Deterioration of credit markets can have an adverse impact on a broad range of financial markets, causing certain financial companies to incur large losses. In these conditions, companies in the financials sector may experience significant declines in the valuation of their assets, take actions to raise capital and even cease operations. Some financial companies may also be required to accept or borrow significant amounts of capital from government sources and may face future government-imposed restrictions on their businesses or increased government intervention. However, there is no guarantee that governments will provide any such relief in the future. These actions may cause the securities of many companies in the financials sector to decline in value.

Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets, in commercial and residential real estate loans or any particular segment or industry; and competition from new entrants in their fields of business. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue.
Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the FDIC, can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

Interest rate levels, general economic conditions and price and marketing competition also affect insurance company profits. Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance.
Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally. All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture associations.

Information Technology. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment,
Internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-
technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components.
Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards.
Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers.
Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the
Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub-$1,000" segment.
Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-
priced personal computers.

The social media industry is also highly competitive and subject to the risks involved with information technology companies, namely, short product life cycles, evolving industry standards, loss of patent protections, rapidly changing technologies and frequent new product introductions.  Additional risks generally applicable to social media companies include, without limitation: disruption of services due to internal or external technical issues; security breaches of private, proprietary and confidential information; and evolving laws and regulations, foreign or domestic, that could negatively affect operations. Furthermore, the sustainability of the business models employed by social media companies remain largely unproven.

Securities Selected for SkyBridge Digital Innovation Portfolio, Series 6

Financials
__________

Coinbase Global, Inc. (Class A), headquartered in Wilmington, Delaware, is a cryptocurrency company. The company offers a platform to invest, store, spend, earn and use crypto assets.

Interactive Brokers Group, Inc. (Class A), headquartered in Greenwich,
Connecticut, operates as an automated electronic broker and market maker. The company routes orders, executes and processes trades in securities, bonds, mutual funds and futures on electronic exchanges and other venues worldwide.

Mogo Inc., headquartered in Vancouver, Canada, is a financial technology company. The company offers digital platforms for payments, buying and selling
Bitcoin, identity fraud protection, personal loans and mortgages.

Robinhood Markets, Inc. (Class A), headquartered in Menlo Park, California, operates a financial services platform. The company's platform allows users to invest in stocks, exchange-traded funds, options, gold and cryptocurrency.

Signature Bank, headquartered in New York, New York, provides business and personal banking products and services in the New York metropolitan area.

Silvergate Capital Corporation (Class A), headquartered in La Jolla,
California, is a bank holding company for Silvergate Bank. The company provides banking products and services to businesses and individual clients in the United States and internationally.

Information Technology
______________________

Bitfarms Limited of Canada, headquartered in Toronto, Canada, is a blockchain technology company that operates cryptocurrency mining operations in North
America. The company provides computing power to cryptocurrency networks, supporting the validation and verification of global cryptocurrency transactions.

Block Inc. (Class A), headquartered in San Francisco, California, is an information technology service and management company. The company develops point-of-sale software as well as providing financial and marketing services.

Cipher Mining Inc., headquartered in Rye, New York, is a Bitcoin mining company. The company is concentrated on developing infrastructure for the
Bitcoin network.

CleanSpark, Inc., headquartered in Henderson, Nevada, is an energy technology and cryptocurrency mining company. Along with mining Bitcoin, the company provides engineering, design and software, custom hardware, solar and energy storage solutions for military, commercial and residential customers.

Core Scientific, Inc., headquartered in Austin, Texas, is a blockchain technology company. The company operates cryptocurrency mining operations, third-party hosting services, software solutions and information technology services.

Hut 8 Mining Corp., headquartered in Toronto, Canada, is a cryptocurrency mining and blockchain infrastructure company. The company, focused solely on mining bitcoin, provides investors with secure way to get exposure to bitcoin without the complexities of purchasing the underlying cryptocurrency.

Iris Energy Limited, headquartered in New South Wales, Australia, is a bitcoin mining company. The company builds, owns and operates data center and electrical bitcoin mining infrastructure that is powered in part by renewable energy sources.

Marathon Digital Holdings, Inc., headquartered in Las Vegas, Nevada, is a digital asset technology company. The company mines cryptocurrencies focusing on the blockchain ecosystem and the generation of digital assets in the United
States.

MicroStrategy Incorporated, headquartered in Tysons Corner, Virginia, provides business intelligence software that enables companies to deliver information-
rich analytics and create custom workflows. The company also provides security and analytical databases, as well as technical support, consulting and education services.

PayPal Holdings, Inc., headquartered in San Jose, California, operates as a technology platform company that enables digital and mobile payments on behalf of consumers and merchants. The company offers online payment options to customers worldwide.

Riot Blockchain, Inc., headquartered in Castle Rock, Colorado, focuses on cryptocurrency mining in North America. The company is primarily involved in bitcoin mining.

TeraWulf Inc., headquartered in Easton, Maryland, is a Bitcoin mining company.

Unity Software Inc., headquartered in San Francisco, California, provides software solutions. The company offers graphic tools for mobile phones, tablets, PCs, consoles and augmented and virtual reality devices. The company operates worldwide through online stores.

We have obtained the foregoing company descriptions from third-party sources we deem reliable.

Undertaking

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS OF REGISTRATION STATEMENT

A.	Bonding Arrangements of Depositor:

First Trust Portfolios L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B.	This Registration Statement on Form S-6 comprises the following papers and documents:

The facing sheet

The Prospectus

The signatures

Exhibits

SIGNATURES

The Registrant, FT 10161, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; FT 438; FT 556; FT 754; FT 1102; FT 1179; FT 2935; FT 3320; FT 3367; FT 3370; FT 3397; FT 3398; FT 3400; FT 3451; FT 3480; FT 3529; FT 3530; FT 3568; FT 3569; FT 3570; FT 3572; FT 3615; FT 3647; FT 3650; FT 3689; FT 3690; FT 3729; FT 3780; FT 3940; FT 4020; FT 4037; FT 4143; FT 4260; FT 4746; FT 4789; FT 5039; FT 5415; FT 7033; FT 7256; FT 7935; FT 8495; FT 8669; FT 8713; FT 8740; FT 8746; FT 8758; FT 8817; FT 8955; FT 8956; FT 8965; FT 8976; FT 8978; FT 8993; FT 8994; FT 8997; FT 9039; FT 9040; FT 9042; FT 9058; FT 9068; FT 9203; FT 9204; FT 9303; FT 9305; FT 9326; FT 9327; FT 9372; FT 9401; FT 9402; FT 9403; FT 9474; FT 9513; FT 9514; FT 9611; FT 9630; FT 9709; FT 9872; FT 9908; FT 9911; FT 9923; FT 9937; FT 9950; FT 9961; FT 9977; FT 9978; FT 10051; FT 10057; FT 10105; FT 10109 and FT 10121 for purposes of the representations required by Rule 487 and represents the following:

(1)       that the portfolio securities deposited in the series with respect to which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2)       that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3)       that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 10161, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wheaton and State of Illinois on June 10, 2022.

FT 10161

By:	First Trust Portfolios L.P. Depositor

By:	/s/ Elizabeth H. Bull Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

Name	Title*	Date

James A. Bowen	Director of The Charger Corporation, the General Partner of First Trust Portfolios L.P., and Chief Executive Officer of First Trust Portfolios L.P.	) ) ) )By: /s/ Elizabeth H. Bull ) Attorney-in-Fact** ) June 10, 2022
James M. Dykas	Chief Financial Officer of First Trust Portfolios L.P.	) )
Christina Knierim	Controller of First Trust Portfolios L.P.	) )

*	The title of the person named herein represents his or her capacity in and relationship to First Trust Portfolios L.P., the Depositor.
**	Executed copies of the related powers of attorney were filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 10131 (File No. 333-264568) and the same is hereby incorporated herein by this reference.

CONSENT OF COUNSEL

The consent of counsel to the use of its name in the Prospectus included in this Registration Statement is contained in its opinion filed as Exhibits 3.1, 3.2 and 3.3 of the Registration Statement.

CONSENT OF FIRST TRUST ADVISORS L.P.

The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.1 to the Registration Statement.

Consent of Independent Registered Public Accounting Firm

The consent of Deloitte & Touche LLP to the use of its name in the Prospectus included in the Registration Statement is filed as Exhibit 4.2 to the Registration Statement.

EXHIBIT INDEX

1.1	Standard Terms and Conditions of Trust for FT 4484 and certain subsequent Series, effective November 6, 2013 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, First Trust Advisors L.P., as Portfolio Supervisor and FTP Services LLC, as FTPS Unit Servicing Agent (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-191558] filed on behalf of FT 4484).

1.1.1	Trust Agreement for FT 10161, effective June 10, 2022 among First Trust Portfolios L.P., as Depositor, The Bank of New York Mellon, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2	Certificate of Limited Partnership of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.3	Amended and Restated Limited Partnership Agreement of Nike Securities, L.P., predecessor of First Trust Portfolios L.P. (incorporated by reference to Amendment No. 1 to Form

S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.4	Articles of Incorporation of Nike Securities Corporation, predecessor to The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-230481] filed on behalf of FT 8001).

1.5	By-Laws of The Charger Corporation, the general partner of First Trust Portfolios L.P., Depositor (incorporated by reference to Amendment No. 2 to Form S-6 [File No. 333-169625] filed on behalf of FT 2669).

1.7	Fund of Funds Agreements (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-261661] filed on behalf of FT 9909, Amendment No. 1 to Form S-6 [File No. 333-261297] filed on behalf of FT 9857, Amendment No. 1 to Form S-6 [File No. 333-262164] filed on behalf of FT 9948, Amendment No. 1 to Form S-6 [File No. 333-262344] filed on behalf of FT 9965 and Amendment No. 1 to Form S-6 [File No. 333-263845] filed on behalf of FT 10083).

2.2	Code of Ethics (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-224320] filed on behalf of FT 7359).

3.1	Opinion of counsel as to legality of securities being registered.

3.2	Opinion of counsel as to Federal income tax status of securities being registered.

3.3	Opinion of counsel as to New York (state and city) tax status of securities being registered.

4.1	Consent of First Trust Advisors L.P.

4.2	Consent of Independent Registered Public Accounting Firm.

6.1	List of Principal Officers of the Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-236093] filed on behalf of FT 8556).

7.1	Powers of Attorney executed by the Officers listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-264568] filed on behalf of FT 10131).